UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

December 7, 2023

AENZA S.A.A. (“AENZA”) informs that today is the last day of trading of the American Depository Shares (the “ADSs”) of the company on the New York Stock Exchange (“NYSE”), as reported on November 16, 2023.

In addition, as soon as practicable following the delisting of the ADSs on the NYSE, AENZA intends to file a Form 15F with the SEC to deregister and terminate its obligations under Sections 13(a) and 15(d) of the U.S. Securities Exchange Act of 1933 (the “Exchange Act”).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ CRISTIAN RESTREPO HERNANDEZ
Name:	Cristian Restrepo Hernandez
Title:	VP of Corporate Finance
Date:	December 7, 2023

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